FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of November, 2003

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                ----------------
                                11800 Mexico D.F.
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X.....    Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the
registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                   Mexico City, November 3, 2003

                     ENGLISH TRANSLATION OF SPANISH ORIGINAL



BOLSA MEXICANA DE VALORES, S.A. DE C.V. (MEXICAN STOCK EXCHANGE)
Re: Empresas ICA Sociedad Controladora, S.A. de C.V.


Dear Sirs:

Pursuant to the requirements of Article 35, section II, of the "Disposiciones de caracter general aplicables a las emisoras de valores y a otros participantes del mercado de valores" (general regulations applicable to issuers of equity securities and other stock market participants), published in the "Diario Oficial de la Federacion" on March 19, 2003, the following information is made public to the shareholders of Empresas ICA, Sociedad Controladora S.A. de C.V. ("ICA"):

1. On October 31, 2003, an official announcement was published in the "El Universal" newspaper, calling for an ordinary shareholders' meeting to consider ICA's Financial Restructuring Program, which was approved by the Board of Directors and the Audit Committee on October 30, 2003.

2. In accordance with the agenda for the Shareholders Meeting, the following will be proposed to the Shareholders: (i) canceling treasury shares; and
     (ii) an initial capital increase for the purpose issuing of new common shares, without par value, to be kept in treasury and used to support ICA's Stock Option Program and outstanding convertible debentures. The issuance of new common shares to support the aforementioned program and outstanding convertible debentures will be effected based on terms and conditions which have previously been agreed by the Company, and is not related to the Financial Restructuring Program.

3. Subject to the approval of the Company's Financial Restructuring Program, a second capital increase will be proposed to ICA's shareholders that would, by means of a cash subscription, increase shareholders' equity, initially through a rights offering to shareholders of two common shares for each outstanding common share at a subscription price of Ps.2.00 per common share. The rights offering would result in a capital increase of Ps. $2,486,245,732.00, which will be paid in cash through the issuance of 1,243,122,866 new common shares without par value. At the Shareholders' Meeting, the Company intends to propose that the rights offering will not be registered in any jurisdiction outside of Mexico.

4. The main purpose for the proposed capital increase described in the preceding paragraph will be to meet the capitalization requirements provided for in the Financial Restructuring Program. Proceeds of the capital increase will be used for corporate purposes. The issuance of 1,243,122,866 new common shares will not alter the voting and equity rights of ICA's common shares without par value that are currently outstanding.

5. If the second capital increase described in paragraph 3 is approved, shareholders will also have to determine the procedure for the subscription and payment of the new common shares. For such purpose, shareholders will decide: (i) pursuant to Article 312 of "Ley General de Sociedades Mercantiles," to begin the subscription period for the issuance of the new common shares for a period of 15 calendar days beginning with the publishing of a notice in the "Diario Oficial de la Federacion," (ii) that the right to participate in the rights offering will be limited exclusively to Mexico; and (iii) delegate, in accordance with the seventh clause of the Company's by-laws, to the Board of Directors the ability to place any common shares that have not otherwise been subscribed in the rights offering so that the Company may comply with its Financial Restructuring Program, such placement to include the ability to assign the not otherwise subscribed shares to a third party.

6. In order to comply with the capital increase requirements specified in the Company's Financial Restructuring Program, ICA has entered into a Collaboration Agreement for the Subscription of Shares with Inversora Inbursa, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa ("Inbursa"), and/or its subsidiaries and affiliates. The Agreement provides that, if the shareholders do not exercise their preemptive rights for the total number of new common shares, and once all the legal or statutory requirements have been met, Inbursa will be obligated, if requested by ICA, to subscribe for up to 250,000,000 common shares not otherwise subscribed, at a subscription price of Ps. $2.00 per common share, equivalent to Ps. 500,000,000. Additionally, in accordance to the Agreement and on a best efforts basis, Inbursa may subscribe for up to an additional 500,000,000 common shares, equivalent to Ps. 1,000,000,000, at the same price of Ps. 2.00 per new common share.

7. The approval by the shareholders of the following proposals at the Shareholders Meeting will result in a material dilution of the current shareholders of the Company: (i) the Company's Financial Restructuring Program; (ii) the second Capital Increase described in clause 3; (iii) the exercise of the preemptive rights in favor of the current shareholders at a price of $2.00 per common share; (iv) the delegation of authority for the placement of the not otherwise subscribed for common shares in a private manner; and (v) that the Board of Directors may decide, after all conditions expressed in the Collaboration Agreement for the Subscription of Shares have been complied with and keeping in mind the objective of meeting the capital increase requirements, to assign to Inbursa the total number of not otherwise subscribed for common shares issued in accordance with the second capital increase.

8. In the case that the Shareholder's Meeting approves (i) the second Capital Increase in its variable portion (ii) the issuance of 1,243,122,866 new common shares; and (iii) the subscription price of Ps. 2.00 per share, the Company's equity structure will be as follows:


                                                                                   After Second Capital
                             Today                   Second Capital Increase             Increase
                             -----                   -----------------------             --------
Equity                       $686,925,120.48         $2,486,245,732.00             $3,173,170,852.48
Number of Shares                 621,561,433             1,243,122,866                 1,864,684,299


Please do not hesitate to contact me if I can clarify any questions or inquiries,

Lic. Luis Carlos Romandia Garcia
Secretary of the Board of Directors

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2003


                                          Empresas ICA Sociedad Controladora,
                                          S.A. de C.V.

                                          /s/ JOSE LUIS GUERRERO
                                          --------------------------------
                                          Name:   Dr. Jose Luis Guerrero
                                          Title:  Vice President, Finance